UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 13, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tonix Pharmaceuticals Holding Corp.

File No. 333-150149 - CF#27661

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Tonix Pharmaceuticals Holding Corp. (formerly Tamandare Explorations Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 14, 2011, as amended on February 3, 2012 and April 3, 2012.

Based on representations by Tonix Pharmaceuticals Holding Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.9	through December 31, 2016
Exhibit 10.10	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel